Exhibit I

Capital Product Partners L.P. Announces the Acquisition of Three Latest Generation LNG Carriers

August 31, 2021

•	Transaction illustrates the continued transition of CPLP to a growth-oriented Partnership with assets in the most attractive seaborne transportation sectors

•	Transaction highly accretive across multiple financial and qualitative metrics

•	Partnership has option to purchase three additional Liquefied Natural Gas Carriers (“LNG/C”)

•	Important step towards reducing the environmental footprint of the Partnership and being part of the transition to carbon neutral shipping

ATHENS, Greece – August 31, 2021 (GLOBENEWSWIRE) — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced that it has agreed to acquire three 174,000 cubic meter (“cbm”) latest generation X-DF LNG carriers from CGC Operating Corp. (the “Seller”), for total consideration of $599.5 million comprised of (i) $147.1 million of cash on hand, (ii) the assumption of the $427.4 million of secured debt, (iii) the issuance of $15.0 million of new common units of CPLP at a premium to the current trading unit price and (iv) $10.0 million of unsecured, interest free seller financing. The three vessels are the LNG/C Aristos I built in 2020, and the LNG/C Aristarchos and the LNG/C Aristidis I built in 2021, all three constructed at Hyundai Heavy Industries Co., Ltd (“Hyundai”). The LNG/C Aristos I and the LNG/C Aristarchos are expected to be delivered to the Partnership by September 15, while the LNG/C Aristidis I is expected to be delivered by the end of November 2021.

The LNG/C Aristos I and the LNG/C Aristidis I are under long-term time charters with BP Gas Marketing Limited (“BP”), which together with the first two optional periods, expire in October 2027 and December 2027, respectively. In view of the structure of the BP charters, we believe that the first two optional periods are highly likely to be exercised under most market conditions. BP holds additional options, which could extend the charter of the vessels to October 2032 and December 2032, respectively. The LNG/C Aristarchos is under a long-term time charter with Cheniere Marketing International LLP (“Cheniere”), which expires in February 2025. Cheniere holds two 1-year options beyond that.

The total contracted revenue for all three vessels under the charters is approximately $391.0 million, the average remaining charter duration is 5.6 years and average daily rate across all three vessels is approximately $67,630 per day. These figures are inclusive of the first two optional periods under the BP charters. This translates into an increase of approximately 86% in contracted revenues compared to the Partnership’s current fleet, with an expected increase of the remaining charter duration to 4.6 years. The acquisition will also reduce the average fleet age from 10.4 years to 8.8 years. Importantly, the LNG/C vessels are expected to be approximately 23% more energy efficient compared to the 2020 fleet average of CPLP in terms of their Annual Efficiency Ratio (“AER” – g-CO2 /ton mile) and are expected to further reduce the environmental footprint of the Partnership in terms of other greenhouse emissions, as their primary propulsion fuel is natural gas.

In connection with the transaction and consistent with the Partnership’s growth strategy, the Partnership secured an option to acquire an additional three X-DF LNG sister vessels at an average price of $207.7 million per vessel with contracted revenues of approximately $429.0 million (“Optional Vessels”) and an average daily rate across all three vessels of approximately $70,650 per day. The Optional Vessels are all built in 2021 and are chartered to BP, Cheniere and Engie Energy Marketing Singapore Pte Ltd with a remaining charter duration of 6.3 years, which includes in the case of the BP time charter the first two optional periods. The purchase option may be exercised individually as to any Optional Vessel at any time on or prior to November 1, 2021.

The Partnership has also obtained from Capital Maritime & Trading Corp. (“CMTC”) a right of first offer on six vessels (“ROFO Vessels”) comprising three 13,278 TEU eco container vessels with a 10-year charter to Hapag Lloyd Aktiengesellschaft and expected delivery between October 2022 and May 2023, and three LNG/C vessels with expected delivery in January, October and December 2023.

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“We are very pleased to have concluded this transformative transaction for the Partnership with the acquisition of these three, brand new, high specification LNG carriers at a time, when the LNG market is exhibiting strong long-term fundamentals. The acquisition is transformative across all metrics, as it is expected to be highly accretive to our distributable cash flow and earnings per unit, to renew the Partnership’s fleet and replenish its earnings capacity, to enhance our cash flow visibility and diversify our customer base with investment grade counterparties. At the same time, it is an emphatic step towards reducing the environmental footprint of the Partnership and being part of the transition to carbon neutral shipping.”

“Moreover, we have managed to complete this transaction with minimal use of new equity, while securing for the Partnership additional growth opportunities through the Optional Vessels and ROFO Vessels, providing visibility of a robust pipeline of high-quality growth for the Partnership. In the coming months, as we seek to raise external capital to potentially execute on these growth opportunities, our primary focus will continue to be on accretion to distributable cash flow per unit and earnings per unit recognizing the discrepancy between our market equity valuation and our views on the intrinsic value and earnings potential of the Partnership.”

“Finally, the Partnership’s Board will continue to review the Partnership’s capital allocation policy with a goal of returning capital to its unitholders through unit distributions and unit buybacks.”

Transaction Financing Details

The LNG/C Aristos I and the LNG/C Aristarchos are subject to indebtedness of $148.9 million and $155.5 million, respectively, under sale and lease back transactions with Bank of Communications Financial Leasing Co Ltd (“BOC lease”). The LNG/C Aristidis I is subject to a term loan entered into with a syndicate of banks led by ING Bank N.V. (the “ING facility”), which will have an outstanding principal amount of $123.0 million in November 2021, when this vessel is expected to be delivered to the Partnership.

Quarterly principal repayments under the BOC lease amount to $3.2 million and $3.1 million decreasing to $2.4 million and $2.3 million from the fourth quarter of 2023 for the LNG/C Aristos I and the second quarter of 2024 for the LNG/C Aristarchos respectively. At maturity on October 2027 and May 2028, the lease provides for a purchase obligation to acquire each vessel at the predetermined price of $83.4 million and $83.5 million respectively. In addition, the lease agreement includes various purchase options commencing from the first-year anniversary of the lease. The BOC lease bears interest at LIBOR plus a margin of 2.70%.

The ING facility bears interest at LIBOR plus a margin of 2.50%. Quarterly principal repayments amount to $2.4 million through the fourth quarter of 2023, then decreasing to $1.7 million. A balloon payment of $74.1 million is payable together with the final quarterly installment in December 2027.

To be noted, the $15.0 million of new common units to be issued as part of the consideration will be priced for purposes of the transaction at a 5% premium to the Volume Weighted Average Price of the common units over the 90-trading day period ending two trading days prior to the applicable closing, but at a price of not less than $13.00 per common unit.

The Seller financing component of the consideration will be unsecured, interest free and not required to be repaid for twelve months from the delivery of the vessels.

The parent company of the Seller is beneficially owned 50% by a US based financial sponsor and 50% by Mr. Miltiadis Marinakis, who is the ultimate controlling person of all membership interests of the Partnership’s General Partner. The transaction was negotiated and unanimously approved by the conflicts committee of the Board of Directors (“Committee”) and was also unanimously approved by the full Board of Directors. Evercore Group L.L.C. served as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP served as legal advisors to the Committee.

Conference Call Details

Capital Product Partners management will host a conference call on Wednesday, September 1, 2021 at 8:30 am ET to discuss the transaction.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. The audio replay of the conference call will remain available until Wednesday, September 8,2021.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 16 vessels, including 12 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including among other things, the expected performance of CPLP following the acquisition and CPLP’s expectations or objectives regarding future distributions, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP assumes no responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.